Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

June 23, 2014

VIA EDGAR TRANSMISSION

Deborah O'Neal-Johnson
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959
Orinda SkyView Multi-Manager Hedged Equity Fund (S000031753)
Orinda SkyView Macro Opportunities Fund (S000036614)

Dear Ms. O’Neal-Johnson:

This correspondence is being filed in response to your oral comments and suggestions of April 17, 2014, to the Trust’s preliminary proxy statement (“PRE 14A”), which was filed pursuant to Section 14A of the Securities Exchange Act of 1934, as amended, on April 11, 2014.  The purpose of the proxy statement is to seek shareholder approval of (1) a new investment adviser to the Orinda SkyView Multi-Manager Hedged Equity Fund and the Orinda SkyView Macro Opportunities Fund (the “Funds”) and (2) use of a manager of managers structure for the Funds.

In connection with this response to the comments made by the Staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Funds, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the PRE 14A, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the proxy statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

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1.	Staff Comment: On page 2 of the President’s letter, the Staff requests that the Trust boldface the second full paragraph.

Response:  The Trust responds by boldfacing the second paragraph.

2.
Staff Comment:  In the section, “Instructions for Executing Proxy Cards” after the phrase “or through the internet” and on the sample proxy card itself, the Staff requests that the Trust add the Rule 14a-16(d)(1) legend.

Response:  The Trust responds by adding the legend in each instance as suggested.

3.
Staff Comment:  On page 3 of the Proxy Statement in the section titled, “Considerations and Recommendations of the Board of Trustees”, the 3rd paragraph refers to investor servicing to be done by Orinda.  Who is currently providing these services, and at what cost?  The Staff requests further detail on the services Orinda will be providing to the Funds regarding the terms and conditions of the Investor Services Agreement, the cost to shareholders, if any, and the services currently being provided by Orinda.  The Staff also requests that the Trust include a copy of the Investor Services Agreement as an exhibit to the Proxy Statement or, at a minimum, provide the Staff with a copy along with this response letter.

Response:  The Trust has attached a copy of the proposed Investor Services Agreement (“ISA”) to this letter.  The Trust does not intend to include a copy of the ISA in the Proxy Statement as the Trust believes it is not material to the specific questions before shareholders, i.e., whether or not to approve Vivaldi as the new adviser to the Funds and whether to approve the “manager of-managers” arrangement with Vivaldi as adviser.

The services set forth in the ISA are currently being provided by Orinda; these services are therefore not new to the Funds.  Orinda does not receive any compensation from the Funds for providing these services, instead paying for the cost of these services through its own resources.  The Board believes that it is important that the shareholders continue to receive the benefit of these services should Vivaldi become the adviser to the Funds.  However, the Board insists that the shareholders continue to receive these services at no additional cost to them.  Vivaldi and Orinda have agreed to an arrangement whereby Orinda will continue to provide these services to the Funds and will be paid by Vivaldi, not by the Funds, as part of the compensation Vivaldi is paying to Orinda in connection with this transaction, as described on page 3 of the Proxy Statement.

Orinda has agreed to provide these services for a minimum of three years after the engagement of Vivaldi as adviser.  At the end of such three year period, Orinda and Vivaldi (with the consent of the Board) may determine to extend the arrangement or Vivaldi may determine to commence providing these services on its own.  The Board has advised both Orinda and Vivaldi that it would change the name of the Funds to remove references to “Orinda” once Orinda no longer plays a significant role in providing shareholder services to the Funds’ shareholders.

4.
Staff Comment:  In the same vein as Comment 3, the Staff requests that the Trust provide further detail on the compensation arrangement between Orinda and Vivaldi under the Investor Services Agreement.  Is this arrangement more like revenue sharing between Orinda and Vivaldi?

Response:  As described above, there is no compensation paid by the Funds to Orinda pursuant to the ISA.  The compensation paid by Vivaldi is an asset based fee based on a percentage of assets under management.

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5.
Staff Comment:  Consistent with Item 22(a)(3)(iv) of Schedule 14A, the Staff requests that the Trust provide more detail with regard to the proposed Fees and Expenses of the Funds if Vivaldi were the investment adviser.  Please provide a comparison fee table to show the fees and expenses to current shareholders and a pro forma fee table of the fees and expenses if and when Vivaldi becomes the adviser.

Response:  The Trust responds by adding a section entitled “Comparison of Fees and Expenses” which includes such pro forma fees and expenses information.

6.	Staff Comment: The Staff requests confirmation that the expense waiver carve-outs with Vivaldi as adviser are the same as the expense waiver carve-outs currently in place with Orinda.

Response: The Trust responds that the carve-outs, or exceptions, to the expense waivers are identical and will modify the proxy statement accordingly.

7.
Staff Comment: The Staff requests confirmation that the proposed Investor Services Agreement complies with Section 15(f) of the Investment Company Act of 1940 and that it does not impose an unfair burden on the shareholders.  The Staff notes the proposed name of the agreement, which does not refer to revenue sharing.

Response:  The Trust responds as follows: 1) the Trust believes that Section 15(f) is inapplicable to the transaction described in the Proxy Statement as the transaction does not involve the sale of securities or other interest in Orinda which results in the assignment of the Orinda advisory contracts or a change in control of Orinda resulting in the assignment of the Orinda advisory contracts.  Instead, Orinda is resigning as adviser to the Funds and the Board has proposed to engage Vivaldi as adviser; 2) Even if Section 15(f) were deemed to be applicable to the transaction described in the Proxy Statement, the ISA does not impose an unfair burden on the Funds as no compensation is being paid by the Funds pursuant to the ISA.  To the contrary, the ISA ensures that shareholders will continue to receive the same services they currently receive even though the proposal to engage Vivaldi will result in a material reduction in the advisory fees and the total expenses paid by shareholders.

8.	Staff Comment: The Staff requests confirmation that the Investor Services Agreement has no association with a Rule 12b-1 Distribution Plan.

Response:  The Trust confirms that the Investor Service Agreement is not associated with a Rule 12b-1 Distribution Plan.  The services provided are not distribution related, but shareholder servicing.

9.
Staff Comment: Please refer to page 4, the 4th paragraph.  The Staff requests confirmation that the Board also reviewed and compared Vivaldi’s performance to other relevant peer groups, given the reference to “similar types of accounts managed by Vivaldi or its affiliates.”

Response:  Neither Vivaldi nor its affiliated investment adviser manages portfolios using the same or substantially similar investment strategies as the Funds. The Trust revises the sentence as follows:

“In considering the advisory fee and anticipated total fees and expenses of each Fund, the Board reviewed and compared each Fund’s anticipated fees and expenses to those funds in its Lipper peer group, as well as the fees and expenses for ~~similar types of~~ other accounts managed by Vivaldi or its affiliates.  Neither Vivaldi nor its affiliates manage any other accounts with the same or a similar strategy.”

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10.	Staff Comment: In the same paragraph as Comment 9, in the last sentence the Staff requests that the Trust revise the phrase, “would be expected” to “may be expected.”

Response:  The Trust responds be revising the sentence as follows:

“The Board also considered economies of scale that ~~would~~ may be expected to be realized by Vivaldi as the assets of the Funds grow.”

11.
Staff Comment: On page 5, in the 1st paragraph, please revise the first sentence to state that the Multi-Manager Exemptive Order will become ineffective as to the Orinda SkyView Multi-Manager Hedged Equity Fund and the Orinda SkyView Macro Opportunities Fund, because there is no bearing on the Orinda Income Opportunities Fund.

Response:  The Trust revises the sentence as follows:

“The Board also considered that the Trust, on behalf of the Funds, and Orinda had previously obtained a Multi-Manager Exemptive Order from the SEC which currently allows the Funds to operate pursuant to a Manager of Managers Structure and that upon the resignation of Orinda as adviser to the Funds, the Multi-Manager Exemptive Order will become ineffective as to the Orinda SkyView Multi-Manager Hedged Equity Fund and the Orinda SkyView Macro Opportunities Fund.

12.
Staff Comment: On page 5, the last paragraph states that the management fee is 1.96% which is inconsistent with the management fee listed on the top of page 4.  The Staff requests that the Trust correct the management fees stated in the proxy statement.

Response:  The Trust confirms that the management fee is 1.96% and will make the appropriate revisions throughout the proxy statement.

13.
Staff Comment: Similar to Comment 6, the Staff requests that the exceptions to the expense waiver be modified in the last paragraph on Page 6 under the section, “Related Agreements” to be consistent with the exceptions listed in other sections of the Proxy Statement.

Response:  The Trust responds that it will revise the exceptions to the expense waiver throughout the Proxy Statement to make them the same.

14.	Staff Comment: Please confirm that Vivaldi will not be able to recoup management fees previously waived and fund expenses previously paid by Orinda.

Response:  The Trust confirms that Vivaldi will not be recouping Orinda’s previously waived management fees and paid Fund expenses.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
Advisors Series Trust

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INVESTOR SERVICES AGREEMENT

THIS INVESTOR SERVICES AGREEMENT (the “Agreement”) is effective as of ______, 2014 by and between ORINDA ASSET MANAGEMENT, LLC, a Delaware limited liability company (“OAM”) and VIVALDI ASSET MANGEMENT, LLC, a Delaware limited liability company (“VAM”).  The Vivaldi Orinda Hedged Equity Fund and Vivaldi Orinda Macro Opportunities Fund, each a separate series of Advisors Series Trust (each a “Fund” and together, the “Funds”) are each severally, and not jointly, a party hereto with respect to Section 6 only.

WITNESSETH:

WHEREAS, the Trust is registered as an open-end investment company under the Investment Company Act of 1940, as amended (the “Act”); and

WHEREAS, OAM, a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), was the previous investment adviser to the Funds and VAM, also a registered investment adviser under the Advisers Act, is the current investment adviser to the Funds; and

WHEREAS, VAM and OAM desire to enter into this Agreement for the purpose of OAM providing investor services to the Funds.

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intended to be legally bound hereby, mutually agree as follows:

1. Engagement of OAM.  VAM hereby engages OAM to provide the services set forth herein.  OAM hereby accepts such engagement and agrees to perform its obligations hereunder, all as more fully set forth herein.

2. Services to be provided by OAM. OAM shall provide the following investor services to the Funds, severally and not jointly, subject in each case to the terms and limitations of this Agreement:
A.
Serve as a liaison among (i) shareholders of the Funds, (ii) investment advisers for those shareholders, (iii) brokers and other intermediaries, (iv) VAM and (v) sub-advisers to the Funds to assist with:

a.	communicating material developments related to the Funds including (i) performance, (ii) strategy, (ii) risks, (iii) fees and expenses, (iv) portfolio management and (v) portfolio holdings;

b.	making available OAM personnel through telephonic access, videoconference and in-person visits on a reasonable and as-needed basis to discuss and explain any of the foregoing subjects; and

c.	responding to questions about the Funds and providing explanations about any of the foregoing subjects.

B.	Assist with the development, preparation and review of shareholder reporting and communication materials.

C.	Assist with resolving any problems with other providers of shareholder services such as brokers, intermediaries, and the transfer agent.

D.	Assist, as needed, with resolving disputes between (i) shareholders of the Funds, and (ii) any of the Trust, the Funds or their service providers.

E.
Assist, as needed, with communicating permitted information to shareholders, advisers and intermediaries about proposals at shareholder meetings and encouraging responses to proxy solicitations at those shareholder meetings.

3.  Compliance with Laws and Regulations.  OAM agrees that it will conduct all activities under this Agreement in accordance with the Agreement, as well as all applicable state and federal laws, including the Investment Company Act of 1940, as amended (the “Investment Company Act’), the Securities Exchange Act of 1934, as amended, the Securities Act of 1933, as amended, and any applicable rules of the Financial Industry Regulatory Authority, Inc.

4.  Reporting.  While this Agreement is in effect, OAM shall furnish VAM and the Funds with such information as shall reasonably be requested by the Board of Trustees of the Trust, on behalf of the Funds, with respect to the services provided by OAM pursuant to this Agreement.

5.  Compensation.  For its services, VAM will compensate OAM.  VAM shall pay OAM the fees as set forth on Schedule A hereto.  VAM and OAM agree to negotiate in good faith the fees and other compensation that would apply under this Agreement for any extension period specified in Paragraphs 7 and 10 after the initial three-year term, and to amend Schedule A accordingly.

6.  Indemnification.  OAM shall indemnify and hold harmless VAM and the Funds and their respective shareholders, directors, members, managers, agents, officers and employees of the other party against any loss, liability, claim, damage or expense (including the reasonable cost of investigating and defending any alleged loss, liability, claim, damage or expenses and reasonable counsel fees incurred in connection therewith) arising out of OAM’s willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations or duties hereunder.

7.  Term.  This Agreement shall become effective on the date specified herein (to coincide with the date that VAM becomes the investment adviser to the Funds) and shall remain in effect for a minimum three year initial term, unless sooner terminated as provided in Paragraph 8 of this Agreement or amended and extended provided in Paragraph 10 of this Agreement.

8.  Termination.  This Agreement may be terminated at any time, and without payment of any penalty, by either party upon sixty (60) days’ written notice to the other parties.  This Agreement will automatically terminate with respect to a Fund if the Investment Advisory Agreement between the Trust, on behalf of that Fund, and VAM is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination, or if the Fund is liquidated, with such termination effective upon the effective date of the liquidation, or if OAM discontinues providing the services set forth in Section 2 above.

9.  Privacy.  Both parties acknowledge and agree on behalf of themselves and their officers, employees and agents that they may receive from the other, non-public information. All non-public information, obtained in the course of providing the services pursuant to this Agreement shall be considered confidential information. Neither party shall disclose such confidential information to any other person or entity or use such confidential information other than to carry out the purposes of this Agreement. Each party further agrees to safeguard and maintain the confidentiality and security of non-public information which is obtained pursuant to this Agreement.

10.  Amendments. This Agreement shall not be modified or amended except by an instrument in writing signed by all of the parties hereto as of the date of the effectiveness of such modification or amendment.

11.  Assignment.  This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

12.  Severability.  If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

13.  Notices.  All notices required hereunder shall be in writing and sent by first-class mail, postage prepaid, by hand delivery, by overnight courier or by electronic means provided that such electronic delivery provides a dated confirmation of receipt to any other party at the addresses set forth below, or to such other address as a party may designate in writing for the purpose of sending notices hereunder.  All such notices shall be deemed given when deposited in the United States mail, postage prepaid and properly addressed or upon written confirmation of delivery.

If to VAM:
Vivaldi Asset Management, LLC
1622 Willow Road
Northfield, IL 60093
Attn: Chad Eisenberg
E-Mail: ceisenberg@vivaldicap.com

with a copy to (which shall not constitute notice):

Katten Muchin Rosenman LLP
525 West Monroe Street
Chicago, IL  60661
Attn: Lance A. Zinman

If to OAM:
Orinda Asset Management LLC
4 Orinda Way, Suite 150A
Orinda, CA 94563
Attn: Craig M. Kirkpatrick
E-Mail: craigk@orindafunds.com

If to the Funds:
Vivaldi Orinda Funds
c/o U.S. Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, Wisconsin 53201-0701
Attn:  Douglas G. Hess

14.  Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof, provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

VIVALDI ASSET MANAGEMENT, LLC	ORINDA ASSET MANAGEMENT, LLC

By: ______________________	By: _______________________

Print Name: Chad S. Eisenberg	Print Name: Craig M. Kirkpatrick

Title: Chief Operating Officer	Title: President

ADVISORS SERIES TRUST
on behalf of each Fund severally
(with respect to Section 6 only)

By: _____________________

Print Name: Douglas G. Hess

Title: President

SCHEDULE A

[0.010%] of the aggregate assets under management (“AUM”) of the Fund for which OAM is providing the services set forth in Section 2 of this Agreement